Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

October 1, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 302,411 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from September 23, 2024, up to and including September 27, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 129,614,897 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (129,614,897) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
23/09/2024	LSE	30,649	698.59
23/09/2024	BATE	9,507	698.75
23/09/2024	CHIX	28,013	699.36
23/09/2024	AQUIS	5,904	695.15
24/09/2024	LSE	31,846	688.20
24/09/2024	BATE	13,212	688.46
24/09/2024	CHIX	26,373	687.71
24/09/2024	AQUIS	4,935	687.31
25/09/2024	LSE	27,123	688.19
25/09/2024	BATE	12,505	688.14
25/09/2024	CHIX	30,624	688.55
25/09/2024	AQUIS	5,114	688.89
26/09/2024	LSE	31,338	714.60
26/09/2024	BATE	8,311	715.14
26/09/2024	CHIX	29,953	715.94
26/09/2024	AQUIS	4,823	712.79
27/09/2024	LSE	1,285	728.63
27/09/2024	CHIX	896	729.60

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123